FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange act of 1934


For the month of  January 2003


                                 Marsulex Inc.

                       111 Gordon Baker Road, Suite 300
                                North York, ON
                                    M2H 3R1


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


           Form 20-F   ___X___            Form 40-F    _______


Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


           Yes        _______              No           ___X___



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                                 EXHIBIT INDEX


Exhibit                                                      Page No.

1       Press Release regarding Malsulex's acquisition           4
        of the remaining 35% of Sulconam Inc.

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                                                                      Exhibit 1
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N E W S   R E L E A S E                                           [LOGO]


               MARSULEX ACQUIRES REMAINING 35% OF SULCONAM INC.

     Montreal subsidiary has long-term contracts with Petro-Canada, Shell


TORONTO, January 2, 2003 -- Marsulex Inc. (TSX: MLX) announced today it has acquired the remaining 35% of Sulconam Inc. for a purchase price of approximately $9 million net of the vendor's share of the cash that had been retained within the business. Montreal-based Sulconam, which is part of Marsulex's Refinery Services Group, provides dedicated sulphur emission control services to the adjacent Petro-Canada and Shell Canada oil refineries under long-term agreements.

Sulconam's earnings before interest, taxes, depreciation and amortization (EBITDA) are already included in Marsulex's EBITDA. For the nine months ended September 30, 2002 the minority interest's share of Sulconam's net earnings was $1.2 million. For the 12 months ended December 31, 2001 the minority interest was $1.4 million.

Marsulex President and Chief Executive Officer, David Gee, said, "The long term relationship we have enjoyed with Petro-Canada and Shell in Montreal is an important component of our Refinery Services business. The acquisition of the minority interest will enable us to fully integrate the business, as well as make a positive contribution to Marsulex's net earnings."

Mr. Gee said the Montreal operation is an excellent example of the kind of outsourcing agreements Marsulex seeks with its customers. "It is a long-term relationship with guaranteed minimum fees and little exposure to changes in volumes or values of by-products." In 2000, Marsulex added a new tail gas recovery unit at the facility incorporating the Company's proprietary sodium bisulphite (SBS) technology. As well as ensuring compliance with air quality regulations, sales of the higher value by-product lower overall costs of compliance for customers.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

                                    # # # #

For further information:

David M. Gee                        or      Laurie Tugman
President and CEO                           Executive Vice President & CFO

Tel: (416) 496-4178                         Tel: (416) 496-4157

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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           MARSULEX INC.


Date:  January 3, 2003                     By: /s/ Lucio Milanovich
                                               --------------------------
                                                 Lucio Milanovich
                                                 Director, Finance